THRIVENT SERIES FUND, INC.

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

April 11, 2017

VIA EDGAR CORRESPONDENCE

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Series Fund, Inc. Form N-1A Registration Statement

File Nos. 033-03677 and 811-04603

Mr. Zapata:

On March 28, 2017, you provided comments based on a review of the N-1A registration statement of Thrivent Series Fund, Inc. (the “Registrant”, and each of its series a “Fund”). Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-1A. The following is a description of the comments presented and the Registrant’s responses.

1) Please confirm that any Fund that uses derivatives as a principal investment strategy has disclosed this fact in the summary section of its prospectus.

The Registrant confirms that each Fund that uses derivatives as a principal investment strategy has disclosed this fact in the summary section of its prospectus.

2) For any Fund that has adopted a policy to invest – under normal circumstances – at least 80% of the value of its assets in a particular type of investments pursuant to Rule 35d-1, please confirm that the Fund values any derivative at its market/fair value rather than its notional value for purposes of the policy.

The Registrant confirms that when the Funds use derivatives as part of the assets used to meet an 80% policy pursuant to Rule 35d-1, they value such derivatives at their market/fair value.

3) For each of the Asset Allocation Funds, please consider removing from the “Summary Section—Fees and Expenses” any disclosure that is not required by Form N-1A.

The Asset Allocation Funds are managed similarly to asset allocation series of the Thrivent Mutual Funds (“TMF”), which is an affiliated registrant that offers retail mutual funds. In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

4) For each of the Asset Allocation Funds, please consider removing from the “Summary Section—Portfolio Turnover” any disclosure that is not required by Form N-1A.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

5) For each of the Asset Allocation Funds, please consider removing the reference to “Underlying Funds” in the “Annual Fund Operating Expenses” table.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

6) For each of the Funds with an expense reimbursement in place, please consider revising the last line in the “Annual Fund Operating Expenses” table to read “Total Annual Fund Operating Expenses After Expense Reimbursement.”

The Registrant has made the requested change.

7) For any Fund that has an expense reimbursement in place, please consider adding disclosure to the “Summary Section—Example” section to state that the reimbursement is only reflected for the timeframes in which it is in place.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

8) For any Fund that may invest in leveraged loans as a principal investment strategy, please consider adding disclosure about how the Fund will address short-term liquidity needs that may arise due to settlement periods that are sometimes longer than seven days for leveraged loans.

The Registrant will update its disclosure in accordance with the amendments to Form N-1A adopted in Release No. 33-10233, which require mutual funds to disclose procedures for redeeming shares, including the number of days following receipt of shareholder redemption requests in which a fund typically expects to pay redemption proceeds to redeeming shareholders.

9) If applicable, please disclose that shareholders might not get their redemption proceeds within seven days due to the longer settlement period for certain leveraged loans.

The Registrant anticipates being able to pay all redemption proceeds within seven days, so no additional disclosure is necessary.

10) For the Asset Allocation Funds, please add disclosure for any of the funds that invest in high yield securities as a principal investment strategy.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

11) For the Asset Allocation Funds, if investing in emerging markets securities is a principal investment strategy, please add disclosure stating this fact.

None of the Asset Allocation Funds invest in emerging markets securities as a principal investment strategy. Accordingly, the Registrant believes that no additional disclosure is necessary.

12) If a Fund writes any credit default swaps, please confirm that it will segregate the full notional amount of the swap.

The Registrant confirms that if a Fund writes a credit default swap it will segregate the full notional amount of the swap.

13) For the Asset Allocation Funds, please consider adding Small and Mid Cap Risk as a principal risk.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

14) Please specifically identify the series of the Thrivent Core Funds in which the Funds can invest.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

15) Pursuant to IM Guidance Update No. 2016-02, please consider whether the Funds’ interest rate risk disclosures are adequate in light of current conditions.

The Registrant has reviewed its interest rate risk disclosures and believes that they are adequate in light of current conditions.

16) Please consider whether it is necessary to add a stand-alone counterparty risk.

Counterparty risk is discussed under “Derivatives Risk.” Accordingly, the Registrant believes that no additional disclosure is necessary.

17) For any Fund that regularly has a portfolio turnover rate of over 100%, please ensure that the risks of high portfolio turnover are disclosed.

The Registrant has added the requested disclosure.

18) Please add any applicable risks for the Thrivent Core Funds in which the Funds invest.

The only series of Thrivent Core Funds in which the Funds currently invest is Thrivent Core Short-Term Reserve Fund. This is a short-term bond fund that the Funds use as a cash sweep vehicle. Accordingly, the Registrant believes that no additional disclosure is necessary at this time. If in the future the Funds invest in series of Thrivent Core Funds that provide exposure to other asset classes, the Registrant will add any appropriate disclosure for those asset classes.

19) For Opportunity Income Plus Portfolio, please add disclosure regarding the types of equity securities in which the Fund can invest.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

20) Please be consistent with the use of Large Cap Risk across the Funds.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

21) For Partner Emerging Markets Equity Portfolio, if applicable please disclose that investing in the financial sector is a principal investment strategy.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

22) If applicable, please add credit risk as a principal risk for Real Estate Securities Portfolio.

Credit risk is not a principal risk for the types of securities in which Real Estate Securities Portfolio invests. Accordingly, the Registrant believes that no additional disclosure is necessary.

23) Please confirm that Real Estate Industry Risk and REIT Risk are principal risks of Real Estate Securities Portfolio.

The Registrant confirms that they are principal risks for the Fund.

24) For Small Cap Stock Portfolio, Mid Cap Stock Portfolio, and Large Cap Stock Portfolio, please add clarifying disclosure that the Funds’ 80% tests apply to equity securities.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

25) For the Index Portfolios, please add disclosure regarding the attributes of the securities in which they invest.

The Registrant has added the requested disclosure for the Index Portfolios.

26) For the Index Portfolios, please clarify that the 80% test includes borrowings for investment purposes.

The Registrant has added the requested disclosure.

27) For Mid Cap Index Portfolio, if the Fund invests in foreign securities as a principal investment strategy, please add disclosure stating this fact. If it does not, please remove Foreign Securities Risk as a principal risk.

The Fund does not invest in foreign securities as a principal investment strategy, so the Registrant has removed Foreign Securities Risk as a principal risk of the Fund.

28) For Partner Worldwide Allocation Portfolio, please clarify that the Adviser manages the international large-cap value assets.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

29) For Partner Worldwide Allocation Portfolio, please break the “Portfolio Managers” section into smaller paragraphs.

The Registrant has made the requested change.

30) For Large Cap Growth Portfolio, if the Fund invests in foreign securities as a principal investment strategy, please add disclosure stating this fact. If it does not, please remove Foreign Securities Risk as a principal risk.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

31) For Partner Growth Stock Portfolio, if the Fund has a policy to concentrate in issuers in the technology industry, please disclose this in the Principal Strategies section.

While the Fund may be concentrated in the technology industry at times, it does not have a policy to do so under all market conditions. Accordingly, the Registrant believes that no additional disclosure is necessary

32) For Partner Growth Stock Portfolio, please add appropriate principal risk disclosure regarding the Fund’s ability to invest in futures and options as a principal investment strategy.

The Registrant has added the requested disclosure.

33) For Large Cap Value Portfolio, if the Fund invests in foreign securities as a principal investment strategy, please add disclosure stating this fact. If it does not, please remove Foreign Securities Risk as a principal risk.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

34) For Large Cap Value Portfolio and Large Cap Stock Portfolio, please revise the disclosure to state that the Adviser will focus mainly on companies with market capitalizations equivalent to, rather than similar to, the companies included in the respectively named indices.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

35) For Large Cap Value Portfolio, please confirm whether or not the disclosure regarding investments in mutual funds only offered to the Funds and their affiliates is duplicative of disclosure regarding the Fund’s investments in Thrivent Core Funds. If it is, please remove the duplicative disclosure and ensure that the remaining disclosure provides specific information about such investments.

The Registrant has removed the duplicative disclosure, leaving the disclosure regarding Thrivent Core Funds as written.

36) For any Fund that invests in Thrivent Core Funds, please confirm that no line titled “Acquired Fund Fees and Expenses” is required in the “Annual Fund Operating Expenses” table.

The Registrant confirms that it will include “Acquired Fund Fees and Expenses” when required by Item 3 of Form N-1A.

37) For Low Volatility Equity Portfolio, if applicable, please disclose that investing in emerging markets is a principal investment strategy and add emerging markets risk to the prospectus.

Thrivent Low Volatility Equity Portfolio will not invest in emerging markets securities as a principal investment strategy. Accordingly, the Registrant believes that no additional disclosure is necessary.

38) For Low Volatility Equity Portfolio, please add disclosure regarding the market capitalization of the companies in which the Fund invests.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

39) For Low Volatility Equity Portfolio and Multidimensional Income Portfolio, consider whether to disclose that the “Other Expenses” in the “Annual Fund Operating Expenses” table are estimates.

The Registrant has added the requested disclosure.

40) For Low Volatility Equity Portfolio, please consider adding currency risk disclosure.

The Fund discloses currency risk under “Foreign Securities Risk.” Accordingly, the Registrant believes that no additional disclosure is necessary.

41) For Multidimensional Income Portfolio, please supplementally explain how the Fund’s investments in closed-end funds and business development companies will comply with section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”).

The Fund will invest in closed-end funds and business development companies in accordance with section 12(d)(1)(F) of the 1940 Act. As a result, the Fund and all of its affiliated persons collectively will not acquire more than 3% of the total outstanding stock of any closed-end fund or business development company.

42) For any Fund investing in convertible securities as a principal investment strategy, consider adding Convertible Securities Risk as disclosed for Multidimensional Income Portfolio.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

43) For Multidimensional Income Portfolio, please add disclosure that sovereign debt is a principal investment strategy.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

44) For Bond Index Portfolio, please disclose that the Fund discloses a principal investment strategy to correspond with Mortgage-Related and Other Asset-Backed Securities Risk.

The Registrant has added the requested disclosure.

45) For Limited Maturity Bond Portfolio, please add clarifying disclosure that the Fund’s 80% test applies to limited maturity bond securities. Please also consider whether the Fund’s 80% test properly includes preferred stock as specified in the disclosure.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

46) For Limited Maturity Bond Portfolio, please disclose the corresponding investment strategy for High Yield Risk.

In order to maintain consistent disclosure between the Registrant and TMF, the Registrant plans to make this change to the disclosure for both the Registrant and TMF during their 2018 annual N-1A updates.

47) Please clarify the disclosure in “Information Pertaining to all Portfolios—Payments to Broker-Dealers and Other Financial Intermediaries” that intermediaries may include insurance companies.

The Registrant has added the requested disclosure.

48) Pursuant to Instruction 4 of Item 9 in Form N-1A, please disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.

None of the Funds has such a policy. Accordingly, the Registrant believes that no additional disclosure is necessary.

49) Pursuant to Item 9(a) of Form N-1A, please state that the Portfolios’ investment objectives may be changed without shareholder approval, if applicable.

The Funds that may change their investment objective without shareholder approval have disclosed this fact. Accordingly, the Registrant believes that no additional disclosure is necessary.

50) Pursuant to IM Guidance Update 2014-08, please distinguish which of the strategies and risks are principal and which are not principal.

The Registrant has revised its disclosure in “More about Investment Strategies and Risks” to more clearly indicate which of the strategies are principal and which are not principal. The Registrant has revised the “Glossary of Principal Risks” to only disclose the principal risks of the Funds.

51) Please confirm that the Inflation-Linked Security Risk is applicable as we did not note a corresponding strategy.

Inflation-Linked Security Risk is not a principal risk of any of the Funds, so the Registrant has deleted it.

52) Please update information in “Management—Investment Adviser” and “Management—Advisory Fees” so that it is as of December 31, 2016.

The Registrant has updated the requested information to be as of December 31, 2016.

53) To conform to Item 10(a)(1)(ii)(A) of Form N-1A, please state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets. For Thrivent Low Volatility Equity Portfolio and Thrivent Multidimensional Income Portfolio, state what the adviser’s fee is as a percentage of average net assets, including any breakpoints.

The Registrant has added the requested disclosure.

54) Please confirm that footnote 2 in “Management—Advisory Fees” is in the correct place.

The Registrant has moved the location of the footnote so that it follows the advisory fees table.

55) Please fully address Item 11(e)(4)(ii) and (iii) of Form N-1A as related to frequent purchases and redemptions of fund shares in “Pricing of Portfolio Shares.” Also, please add disclosure to address Item 11(e)(5).

The Registrant has added disclosure for these Items.

56) Please update the financial highlights tables with information as of the fiscal year ended December 31, 2016.

The Registrant has updated “Financial Highlights” to be as of December 31, 2016.

57) In the Statement of Additional Information under “Investment Policies and Restrictions--Senior Loans (All Portfolios except Thrivent Money Market Portfolio),” please disclose that loans are not subject to protection by the securities laws.

The Registrant will include the requested disclosure in its 485(b) filing.

58) In the Statement of Additional Information under “Investment Policies and Restrictions—Investment Limitations,” consider whether item 8 of the fundamental investment restrictions should discuss the Real Estate Portfolio because it appears to be concentrated.

The Registrant has clarified that the Real Estate Portfolio will concentrate in the real estate industry under normal circumstances.

59) The last paragraph under “Investment Policies and Restrictions—Investment Limitations” includes a reference to “a Core Fund.” Please define.

The registrant has added the requested disclosure.

60) Please confirm that information in “Fund Management,” “Control Persons and Purchases of Securities,” “Investment Adviser, Investment Subadvisers, and Portfolio Managers,” and “Brokerage Allocation and Other Transactions” will be updated and completed.

The Registrant has updated and completed the information.

61) In each of the “Ownership of the Portfolio” sections under “Investment Adviser, Investment Subadvisers, and Portfolio Managers,” identify which Portfolio is being referenced.

The Registrant has made the requested change.

62) In “Investment Adviser, Investment Subadvisers, and Portfolio Managers—Investment Subadvisers,” please explain what is meant by the references to “Sectoral portfolio managers.”

The subsection called “Thrivent Partner Healthcare Portfolio” defines Sectoral Asset Management Inc. as “Sectoral.” Therefore, subsequent references to “Sectoral portfolio managers” are to portfolio managers of Sectoral Asset Management Inc.

63) In “Investment Adviser, Investment Subadvisers, and Portfolio Managers—Investment Subadvisers,” please define “Remuneration Committee” and “Key Performance Indicators” as used in the description of Aberdeen’s Annual Bonus policy.

The Registrant has updated the disclosure.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer